UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-34541
CUSIP Number: 356390104

(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K  ☐  Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2024

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:  N/A

PART I -- REGISTRANT INFORMATION

Global Cord Blood Corporation
Full Name of Registrant

N/A
Former Name if Applicable

48th Floor. Bank of China Tower 1 Garden Road Central Hong Kong S.A.R.
Address of Principal Executive Office (Street and Number)

Part II - Rules 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On September 22, 2022, the Grand Court of the Cayman Islands (the “Court”) issued an order appointing Margot MacInnis and John Royle of Grant Thornton Specialist Services (Cayman) Limited, and Chow Tsz Nga Georgia of Grant Thornton Recovery & Reorganisation Limited, as joint provisional liquidators (the “JPLs”) of Global Cord Blood Corporation (the “Company”) pursuant to Section 104(2) of the Companies Act (as amended) of the Cayman Islands.

Since their appointment, the JPLs have furnished eight reports on their work to the Court (on October 21, 2022, December 1, 2022, March 1, 2023, June 1, 2023, September 1, 2023, December 1, 2023, March 8, 2024, and June 3, 2024), copies of which are available on the Company’s website https://ir.globalcordbloodcorporation.com, as well as on the JPLs’ estate portal:  https://www.grantthornton.ca/en/service/advisory/creditor-updates/#Global-Cord-Blood-

On August 11, 2023, the Company filed a Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 20-F for the Company’s fiscal year ended March 31, 2023 (the “2023 Annual Report").

As the JPLs’ investigations into the Company’s financial position is ongoing, the Company was unable to timely file its Annual Report on Form 20-F for the Company’s fiscal year ended March 31, 2024 (the 2024 Annal Report”) without unreasonable effort or expense. The Company cannot at this time estimate the anticipated filing date of the 2024 Annual Report.

Part IV - Other Information
(1) Name and telephone number of person to contact in regard to this notification

John Royle	345	949 7100
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☐ Yes ☑No

Annual Report on Form 20-F for the fiscal year ended March 31, 2023.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As the JPLs’ investigations into the Company’s financial position is ongoing, the Company has not filed its 2023 Annual Report, and, in addition, cannot at this time estimate the extent of any change in results of operations from the fiscal year ended March 31, 2022 that would be reflected by the earnings statements to be included in the 2023 Annual Report and the 2024 Annual Report.

Global Blood Cord Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 9, 2024

	By:	/s/ John Royle
John Royle Joint Provisional Liquidator by Order of the Grand Court of the Cayman Islands